The financial statements of the TIAA-CREF Real Property Fund, LP and its subsidiaries attached to this Form [N-CSR] filing (the “RPF Financials”): (i) do not constitute part of the Funds’ financial statements and are not an official part of this shareholder report or this filing; and (ii) are not incorporated into this shareholder report or filing by reference. Furthermore, the RPF Financials do not constitute part of the shareholder report or filing to which the certifications by the Funds’ principal executive officer and principal financial officer that are required under Rule 30a-2(a) of the Investment Company Act of 1940 relate.

TIAA-CREF Real Property Fund LP Consolidated Financial Statements For the Years Ended May 31, 2023 and 2022

Table of Contents Page Report of Independent Registered Public Accounting Firm 3 Consolidated Financial Statements Consolidated Statements of Assets & Liabilities 4 Consolidated Statements of Operations 5 Consolidated Statements of Changes in Net Assets 6 Consolidated Statements of Cash Flows 7-8 Consolidated Schedules of Investments 9-10 Notes to Consolidated Financial Statements 11-23 TIAA-CREF Real Property Fund LP

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, North Carolina 28202 T: (704) 344 7500, www.pwc.com/us Report of Independent Registered Public Accounting Firm To the General Partner of TIAA-CREF Real Property Fund LP Opinion on the Financial Statements We have audited the accompanying consolidated statements of assets and liabilities, including the consolidated schedules of investments, of TIAA-CREF Real Property Fund LP and its subsidiaries (the “Fund”) as of May 31, 2023 and 2022, and the related consolidated statements of operations, of changes in net assets and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Fund as of May 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on the Fund’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Charlotte, North Carolina July 21, 2023 We have served as the Fund’s auditor since 2016.

Consolidated Statements of Assets and Liabilities (In thousands, except net asset value per unit) As of May 31, 2023 2022 Assets Investments, at fair value: Investments in real estate $ 1,710,897 $ 2,027,451 (Cost: $1,522,658 and $1,605,868) Investments in real estate joint venture 98,177 84,388 (JV Cost $55,031 and $53,797) Cash 38,990 41,273 Other assets 24,596 28,178 Total assets 1,872,660 2,181,290 Liabilities Mortgage loan payable, at fair value 18,548 55,136 (Principal outstanding: $18,548 and $55,136) Accrued expenses 13,687 16,119 Security deposits 4,481 4,704 Asset management fee payable 985 1,062 Other liabilities — 242 Total liabilities 37,701 77,263 Net Assets Net Assets 1,219,272 1,368,567 Cumulative change in net assets from operations 615,449 735,221 Total net assets 1,834,721 2,103,788 Preferred interest in subsidiaries 239 239 Total net assets and preferred interest $ 1,834,960 $ 2,104,027 Total units outstanding, unlimited units authorized 158,138 155,084 Net asset value per unit $ 11.60 $ 13.57 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 4

Consolidated Statements of Operations (In thousands) For the Years Ended May 31, 2023 2022 Investment income Real estate income, net: Rental income $ 115,957 $ 110,640 Real estate property level expenses and taxes: Operating expenses 23,705 22,636 Real estate taxes 18,505 18,834 Interest expense 1,195 1,774 Total real estate property level expenses and taxes 43,405 43,244 Real estate income, net 72,552 67,396 Income from real estate joint venture 1,945 1,049 Other expenses — 4 Total investment income 74,497 68,441 Fund-level expenses: Asset management fees 12,011 10,922 Administrative expenses 1,107 936 Total fund-level expenses 13,118 11,858 Net investment income 61,379 56,583 Net realized and unrealized gain on investments and mortgage loans payable Net realized gain (loss) on real estate investments 39,364 — Net unrealized gain (loss) on real estate investments (233,340) 320,179 Net unrealized gain (loss) on joint venture investments 12,855 30,591 Net unrealized gain (loss) on mortgage loans payable — (1) Total net realized and unrealized gain (loss) on investments and mortgage loans payable (181,121) 350,769 Net increase (decrease) in net assets resulting from operations $ (119,742) $ 407,352 Net increase in net assets applicable to Preferred Interest shareholders 31 31 Net increase (decrease) in net assets applicable to limited partners $ (119,773) $ 407,321 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 5

Consolidated Statements of Changes in Net Assets (In thousands) Limited Partners Preferred Interest Total Beginning balance, May 31, 2021 $ 1,567,184 $ 250 $ 1,567,434 Operations: Net investment income 56,552 31 56,583 Net change in realized and unrealized gain on investments and mortgage loans payable 350,769 — 350,769 Net increase in net assets from operations 407,321 31 407,352 Contributions: 284,932 — 284,932 Redemptions: (122,233) — (122,233) Distributions: From net investment income (33,416) (42) (33,458) Balance, May 31, 2022 $ 2,103,788 $ 239 $ 2,104,027 Operations: Net investment income 61,348 31 61,379 Net change in unrealized gain on investments and mortgage loans payable (181,121) — (181,121) Net increase in net assets from operations (119,773) 31 (119,742) Contributions: 187,927 — 187,927 Redemptions: (147,926) — (147,926) Distributions: From net investment income and sales (189,295) (31) (189,326) Ending balance, May 31, 2023 $ 1,834,721 $ 239 $ 1,834,960 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 6

Consolidated Statements of Cash Flows (in thousands) For the Years Ended May 31, 2023 2022 Cash flows from operating activities Net increase (decrease) in net assets resulting from operations $ (119,742) $ 407,352 Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash (used in)/provided by operating activities: Net realized (gain)/loss on investments (39,364) — Net unrealized (gain)/loss on real estate investments 233,340 (320,179) Net unrealized (gain)/loss on joint venture investment (12,855) (30,591) Net unrealized (gain)/loss on mortgage loan payable — 1 Purchase of real estate investments — (78,043) Proceeds from sale of real estate investments 142,640 — Capital improvements on real estate investments (19,251) (19,917) Purchase of joint venture investments — (53,797) (Increase) Decrease in other assets 2,091 (7,863) (Decrease) Increase in accrued expenses (4,110) 1,772 (Decrease) Increase in security deposits (223) 407 (Decrease) Increase in other liabilities (244) 86 (Decrease) Increase in asset management fee payable (77) 243 Net cash (used in)/provided by operating activities 182,205 (100,529) Cash flows from financing activities Contributions from limited partners 187,927 284,932 Loan Payoffs (36,000) — Payments of mortgage loans (588) (519) Redemptions to limited partners (147,926) (122,233) Distributions to limited partners (189,295) (33,416) Distributions to preferred interest holders (31) (42) Net cash (used in)/provided by financing activities $ (185,913) $ 128,722 Net increase (decrease) in cash, cash equivalents and restricted cash $ (3,708) $ 28,193 Cash, cash equivalents and restricted cash Beginning cash, cash equivalents and restricted cash 44,080 15,887 Net increase (decrease) in cash, cash equivalents and restricted cash (3,708) 28,193 Ending cash, cash equivalents and restricted cash $ 40,372 $ 44,080 Supplemental disclosures Cash paid for interest $ 927 $ 1,775 TIAA-CREF Real Property Fund LP 7

See accompanying notes to the consolidated financial statements Consolidated Statements of Cash Flows (continued) (In thousands) The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Assets and Liabilities that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows (in thousands): For the Years Ended May 31, 2023 2022 Cash and cash equivalents $ 38,990 $ 41,273 Restricted cash(1) 1,382 2,807 Total cash, cash equivalents and restricted cash $ 40,372 $ 44,080 (1) Restricted cash is included within other assets on the Consolidated Statements of Assets and Liabilities. See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 8

TIAA-CREF Real Property Fund LP

Consolidated Schedules of Investments

(In thousands)

Real Estate Investments

Type/Investment Name	City, State	Fair Value as of May 31, 2023	2022
Industrial (35%)			
Cooper I-20 Distribution Center	Arlington, TX	$ 112,000	$ 125,170
Philadelphia Street Industrial	Ontario, CA	94,300	90,600
Temple City	El Monte, CA	63,400	71,800
West Coast Industrial Portfolio	Fremont, CA; Hayward, CA; Kent, WA	64,800	67,000
Bridgeway Technology Center	Newark, CA	60,600	64,900
51 Commerce Drive	Cranbury, NJ	48,600	49,100
190 Mechanic	Bellingham, MA	39,300	43,600
Corona Industrial Portfolio	Corona, CA	37,400	41,400
1165 Vaughn Parkway	Portland, TN	32,300	40,760
157 & 165 Grove Street	Boston, MA	31,553	32,700
VPET - 3839 Distribution Drive	Garland, TX	20,800	23,700
Airtex Commerce Center	Houston, TX	20,500	20,600
525 Marathon Parkway	Atlanta, GA	13,400	12,900
Chicago Industrial	Joliet, IL	—	93,100
Total Industrial (cost: $394,819 and $469,518)		638,953	777,330
Multifamily (31%)			
Laurels at Jacaranda[(1)]	Plantation, FL	155,000	153,000
Villas on the Boulevard	Santa Clara, CA	101,050	104,000
Atlantic at East Delray	Delray Beach, FL	90,600	98,300
Line 28 at LoHi	Denver, CO	64,205	62,604
Village Green at Littleton	Littleton, MA	52,811	49,208
The Cue	Seattle, WA	43,500	48,500
Variant	Minneapolis, MN	43,600	51,900
Total Multifamily (cost: $448,637 and $443,275)		550,766	567,512
Office (17%)			
Millennium Towers	Seattle, WA	81,400	122,400
1840 Victory Boulevard	Glendale, CA	50,000	53,800
86 Chambers	New York, NY	45,800	64,500
539 Bryant	San Francisco, CA	41,200	61,200
3379 Peachtree	Atlanta, GA	37,126	38,955
80 South Lake	Pasadena, CA	22,900	33,252
Evergreen MOB	Millcreek, UT	18,800	20,800
The Yard 5825	San Diego, CA	—	28,700
Total Office (cost: $396,577 and $415,403)		297,226	423,607

9

Consolidated Schedules of Investments (continued) (In thousands) Fair Value as of May 31, Type/Investment Name City, State 2023 2022 Retail (12%) 10 Madison Square West New York, NY $ 72,000 $ 95,000 201 Newbury Street Boston, MA 56,821 66,112 Promenade Plaza Palm Beach Gardens, FL 49,960 51,190 Marlton Square(1) Marlton, NJ 45,171 46,700 Total retail 223,952 259,002 (cost: $282,625 and $277,672) Total real estate investments $1,710,897 $2,027,451 (cost $1,522,658 and $1,605,868) Real Estate Joint Ventures (2) Industrial (5%) Pico Rivera Commerce Center Pico Rivera, CA $ 98,177 $ 84,388 Total industrial 98,177 84,388 (cost: $55,031 and $53,797) Total Real Estate and Joint Venture Investments $ 1,809,074 $ 2,111,839 (cost: $1,577,689 and $1,659,665) (1) The investment has a mortgage loan payable outstanding, as indicated in Note 8. (2) Joint Venture Investments are represented at net equity value. TIAA-CREF Real Property Fund LP 10

Notes to Consolidated Financial Statements Note 1 - Organization TIAA-CREF Real Property Fund, LP (the “Fund”) is an open-end, core real estate fund organized by Teachers Insurance and Annuity Association ("TIAA") and managed by Teachers Advisors, LLC (“Advisors”), an indirect wholly owned subsidiary of TIAA and a registered investment adviser with the Securities and Exchange Commission. The Fund, a Delaware Limited Partnership, was formally organized on April 26, 2016. Initial capital contributions to the Fund were received on July 1, 2016. The Fund was created for the following purposes: (a) to acquire, own, hold for investment and ultimately dispose of or otherwise invest in or engage in activities related to investment in real estate assets; (b) to act as the managing member of TIAA-CREF Real Property Fund REIT LLC (the “Company”); (c) to engage in any other activities relating to and compatible with the purposes set forth above; and (d) to take such other actions or do such other things as are necessary or appropriate, in the sole discretion of TIAA-CREF Real Property Fund GP, LLC (the “General Partner”), a wholly owned indirect subsidiary of TIAA, to carry out the provisions of the Limited Partnership Agreement of the Fund. The Fund is actively managed to take advantage of changing conditions in the U.S. property markets. Assets are financed and managed as deemed appropriate to achieve the performance objectives in the context of changing economic and market conditions. Approximately 95% to 98% of the Fund’s net assets are expected to be invested in real estate or real estate-related investments. The Fund will make all of its investments through the Company, a Delaware limited liability company, which has elected to be taxed as a Real Estate Investment Trust (“REIT”). The Fund is the managing member and has sole control over the business and affairs of the Company. The Fund offers limited partnership units on an ongoing basis to registered management investment companies that are advised by Advisors and collective investment trusts sponsored by SEI Trust Company and advised by Nuveen Asset Management, LLC ("Nuveen"), a wholly owned indirect subsidiary of TIAA, although it is possible that units will be available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals; as well as to (ii) pension plans, other institutional investors or high-net-worth individuals for which Advisors or an affiliate of Advisors serves as the investment advisor. As of May 31, 2023 and 2022, all units of the Fund were held by affiliates of TIAA. Note 2 - Significant Accounting Policies Basis of Presentation: The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Fund, the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Determination of Investments at Fair Value: The Fund reports all investments at fair value in accordance with FASB Accounting Standard Codification (“ASC”) 946, Financial Services - Investment Companies. Further, in accordance with the fair value option allowed under ASC 825, Financial Instruments, mortgage loans payable are reported at fair value. The FASB has defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a description of the valuation methodologies used for instruments measured at fair value. The general classification of such instruments pursuant to the valuation hierarchy is discussed further in Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis. TIAA-CREF Real Property Fund LP 11

Note 2 - Significant Accounting Policies (continued) Valuation of Real Estate Investments: Investments in real estate properties are stated at fair value, in accordance with the Fund’s valuation policy, as amended from time to time; accordingly, the Fund does not record depreciation. Determination of fair value involves judgment as the actual market value of real estate can be determined only by negotiation between the parties in a sales transaction. The Fund's primary objective when valuing its real estate investments will be to produce a valuation that represents a reasonable estimate of the fair value of its investments. Property values are affected by, among other things, the availability of capital, occupancy rates, rental rates, and interest and inflation rates. As a result, determining real estate and investment values involves many assumptions. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. Valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or multiples applied to earnings from the property, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties. Amounts ultimately realized from each investment may vary significantly from the fair value presented. Real estate properties owned by the Fund are initially valued based on an independent third party appraisal, as reviewed by Nuveen's internal appraisal staff at the time of the closing of the purchase. Such initial valuation may result in an unrealized gain or loss reflecting the difference between an investment’s fair value (i.e., exit price) and its cost basis (which is inclusive of transaction costs). Subsequently, each property is appraised each quarter by an independent third party appraiser and reviewed by Nuveen’s internal appraisal staff. In general, the Fund obtains appraisals of its real estate properties throughout the quarter, which is intended to result in appraisal adjustments, and thus, adjustments to the valuations of its holdings (to the extent such adjustments are made) occur regularly throughout each quarter and not on one specific day or month in each period. Further, management reserves the right to order an appraisal and/or conduct separate valuations outside of the normal quarterly process when facts or circumstances arise. For example, under certain circumstances a valuation adjustment could be made when the Fund receives a bona fide bid for the sale of a property held within the Fund. Adjustments may be made for events or circumstances indicating an impairment of a tenant’s ability to pay amounts due to the Fund under a lease (including due to a bankruptcy filing of that tenant). Alternatively, adjustments may be made to reflect the execution or renewal of a significant lease. Also, adjustments may be made to reflect factors (such as sales values for comparable properties or local employment rate) bearing uniquely on a particular region in which properties are held. Note 2 - Significant Accounting Policies (continued) Valuation of Real Estate Joint Ventures: Real estate joint ventures are stated at the fair value of the Fund's ownership interests of the underlying entities. The Fund’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, ownership rights, buy/sell agreements, distribution provisions and capital call obligations. Upon the disposition of all real estate investments by an investee entity, the Fund will continue to state its equity in the remaining net assets of the investee entity during the wind down period, if any, which occurs prior to the dissolution of the investee entity. TIAA-CREF Real Property Fund LP 12

Valuation of Mortgage Loans Payable: The Fund's mortgage loans payable are stated at fair value. The estimated fair value of a mortgage loan payable is based on the amount at which the liability could be transferred to a third party exclusive of transaction costs. The mortgage loans payable are valued internally by Nuveen's internal valuation department at least quarterly based on market factors, such as market interest rates and spreads for comparable loans, the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral), the liquidity for mortgage loans of similar characteristics, the maturity date of the loan and return demands of the market. Estimates: The preparation of the accompanying consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and unrealized gains/(losses) during the reporting period. Actual results can deviate from those estimates. Revenue and Expense Recognition: Rental income is recognized in accordance with the lease agreements. The Fund bears the direct expenses of the real estate properties owned. These expenses include, but are not limited to, fees to local property management companies, property taxes, utilities, maintenance, repairs, insurance, and other operating and administrative costs. An estimate of the net operating income earned from each real estate property is accrued by the Fund on a daily basis and such estimates are adjusted when actual operating results are determined. The Fund has limited ownership interests in real estate joint ventures. The Fund records its contributions as increases to its investments in the joint ventures, and distributions from the joint ventures are treated as income within income from real estate joint ventures in the Fund’s consolidated statements of operations. Distributions that are identified as returns of capital are recorded as a reduction to the cost basis of the investment, whereas distributions identified as capital gains or losses are recorded as realized gains or losses. Income from the joint ventures is recorded based on the Fund’s proportional interest of the income distributed by the joint ventures. Income earned but not yet distributed to the Fund by the joint ventures is recorded as unrealized gains and losses. Cash: Cash represents cash on deposit in banks and other financial institutions. The Fund's cash may, at times, exceed federally insured limits. The Fund's management monitors these balances to mitigate the exposure of risk due to concentration. Restricted Cash: Restricted cash is comprised of escrow accounts for security deposits as required by certain states, as well property taxes, insurance and various property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. Restricted cash is included within other assets on the Consolidated Statements of Assets and Liabilities. TIAA-CREF Real Property Fund LP 13

Note 2 - Significant Accounting Policies (continued) Income Taxes: The Fund has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by its partners on their respective income tax returns. The Fund’s federal tax status as a pass-through entity is based on its legal status as a partnership. Accordingly, the Fund is not required to take any tax positions in order to qualify as a pass-through entity. The Fund is required to, and does file tax returns with the Internal Revenue Service and other taxing authorities. These consolidated financial statements do not reflect a provision for income taxes and the Fund has no other tax positions which must be considered for recording or disclosure. The Company qualifies as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the consolidated financial statements for the Company. The Company intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company will not be taxed on the portion of income that is distributed to the unit holders, provided at least 90% of its taxable income is distributed, and certain other requirements are met. Although qualifying as a REIT, the Company may still be subject to certain state, local and franchise taxes. However, if the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Under certain circumstances, federal income and excise taxes may be due on the Company’s undistributed taxable income. As a REIT, the Company is permitted to deduct dividends paid to its unit holders, eliminating the federal taxation of income represented by such dividends at the Company level. REITs are subject to a number of organizational and operational requirements. The Tax Cuts and Jobs Act (the "Act") was signed into law on December 22, 2017. The Act changes existing United States tax law and includes numerous provisions that will affect businesses. Management has evaluated the effects of the Act and concluded that the Act will not materially impact its Consolidated Financial Statements. Preferred Interest: Preferred interest represents the contributed capital of unit holders in the Company and TRPF 99-101 Boston Office REIT Member LLC ("Boston REIT"). The Company is the owner and managing member of the Boston REIT. The REITs allow the Fund's properties to be held in a structure most tax advantageous to the Fund's investors. The Company and the Boston REIT have each sold 125 Class A non-participating preferred units for $1,000 per unit, for a total of $250,000. Preferred unit holders are entitled to receive a cumulative, preferential cash dividend at the rate of 12.5% per annum of total contributed capital. Preferred units are transferable but not redeemable by preferred unit holders. In the event of a liquidation of the REIT, preferred unit holders have priority in liquidation; however, they are entitled only to return of capital contributions and any cumulative preferred dividends owed. TIAA-CREF Real Property Fund LP 14

Note 3 - Allocations, Distributions and Redemptions Profits and losses are allocated among unit holders in accordance with their respective percentage interests by the General Partner. The Fund will distribute net operating cash flows as determined by the General Partner in its sole discretion to the unit holders in proportion to their respective percentage interests, subject to any rights of holders of interests in the Fund other than units. Each unit holder may elect to have the Fund redeem some or all of its units by providing the General Partner with a Redemption Notice ("Notice") of such election and the units to be redeemed. Unless otherwise determined by the General Partner in its sole discretion, a Notice will be irrevocable upon receipt by the General Partner and will be first effective as of the net asset value per unit calculated after delivery of the Notice to the General Partner. The General Partner shall determine the aggregate amount of available cash to make redemptions. Notices may be sent by unit holders on any normal business day of operation and the effective date of such Notice shall be in accordance with the provisions described above; however, the General Partner does not guarantee that liquid assets will be available at any particular time to fund a Notice in a timely manner. To the extent that liquid assets are insufficient to satisfy all pending redemption requests, the General Partner has discretion to apply a Redemption Gate as follows: (i) redeem units in the order of which Notices are received or (ii) allocate redemptions on a pro rata basis based on the aggregate number of units for which the General Partner has received a timely Notice, without regard to the aggregate number of units held by a redeeming Limited Partner. In no event will the General Partner or the Fund be obligated to sell or finance, or otherwise transfer, any Fund asset in order to satisfy requests for redemption if the effect of such redemption would have a material adverse effect on the remaining unit holders. Note 4 - Credit Risk Concentrations Concentrations of credit risk may arise when a number of properties or tenants are located in a similar geographic region such that the economic conditions of that region could impact tenants’ obligations to meet their contractual obligations or cause the values of individual properties to decline. The Fund's investment portfolio is exclusively domestic and largely concentrated among coastal states in the East and West. As of May 31, 2023, the largest geographic concentrations of the portfolio (as determined by gross market value) are present in the Miami/Fort Lauderdale metro areas (16.3%), Los Angeles - Long Beach - Anaheim, CA areas (13.2%), Boston metro area (10.0%), and New York metro areas (9.2%). The Fund's largest tenant, Petsmart Inc., located at 10 Madison Square contributes approximately 7.3% of the Fund's annualized commercial base rent as of May 31, 2023. Leases expiring over the next twelve months represent approximately 17.3% of future annualized commercial base rent, with the largest concentration of expiring leases present at 86 Chambers (4.9% of future annualized commercial base rent). TIAA-CREF Real Property Fund LP 15

Note 5 - Leases The Fund's real estate investments are leased to tenants under operating lease agreements which expire on various dates through 2037. Certain leases provide for additional rental amounts based upon the recovery of actual operating expenses in excess of specified base amounts, sales volume or contractual increases as defined in the lease agreement. These contractual contingent rentals are not included in the table below. Aggregate minimum annual rentals for real estate investments owned by the Fund through the non-cancelable lease term, excluding short-term residential leases, are as follows (in thousands): Years ending May 31, 2024 $ 64,545 2025 57,067 2026 51,979 2027 42,901 2028 28,321 Thereafter 70,154 Total $ 314,967 TIAA-CREF Real Property Fund LP 16

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis Valuation Hierarchy: The Fund's fair value measurements are grouped categorically into three levels, as defined by the FASB. The levels are defined as follows: Level 1 fair value are quoted prices for identical items in active, liquid and visible markets such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect our best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market. Examples of Level 3 assets and liabilities which may be held by the Fund from time to time include investments in real estate, joint ventures and mortgage payables. An investment’s categorization within the valuation hierarchy described above is based upon the lowest level of input that is significant to the fair value measurement. The Fund’s determination of fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon vendor-provided, evaluated prices or internally developed models that primarily use market-based or independently sourced market data, including interest rate yield curves, market spreads, and currency rates. Valuation adjustments will be made to reflect changes in credit quality, counterparty’s creditworthiness, the Fund’s creditworthiness, liquidity, and other observable and unobservable inputs that are applied consistently over time. The methods described above are considered to produce fair values that represent a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset or would receive to transfer the liability. Since fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, actual realizable values or future fair values may differ from amounts reported. Furthermore, while the Fund believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments, while reasonable, could result in different estimates of fair value at the reporting date. As discussed in Note 2 - Significant Accounting Policies in more detail, as the Fund obtains independent appraisals on a quarterly basis, there may be circumstances in the interim in which the true realizable value of a property is not reflected in the Fund’s monthly net asset value calculation or in the Fund’s periodic consolidated financial statements. This disparity may be more apparent when the commercial and/or residential real estate markets experience an overall and possibly dramatic decline (or increase) in property values in a relatively short period of time between appraisals. The following tables present the assets and liabilities measured at fair value on a recurring basis at May 31, 2023 and 2022. As of those dates, all assets and liabilities measured at fair value on a recurring basis were measured using significant unobservable inputs and were therefore categorized in Level 3 of the hierarchy, as follows (in thousands): TIAA-CREF Real Property Fund LP 17

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued) Asset Type May 31, 2023 May 31, 2022 Real estate investments $ 1,710,897 $ 2,027,451 Real estate joint ventures $ 98,177 $ 84,388 Total Investments $ 1,809,074 $ 2,111,839 Mortgage loans payable $ (18,548) $ (55,136) The following tables show the reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during years ended May 31, 2023 and 2022 (in thousands): For the year ended May 31, 2023 Real Estate Real Estate Joint Ventures Total Investments Mortgage Loans Payable Beginning balance $ 2,027,451 $ 84,388 $ 2,111,839 $ (55,136) Total realized and unrealized gains/(losses) included in changes in net assets (193,976) 12,855 (181,121) — Purchases(1) 20,062 934 20,996 — Sales (142,640) — (142,640) 36,000 Settlements(2) — — — 588 Ending balance - May 31, 2023 $ 1,710,897 $ 98,177 $ 1,809,074 $ (18,548) For the year ended May 31, 2022 Real Estate Real Estate Joint Ventures Total Investments Mortgage Loans Payable Beginning balance $ 1,608,291 $ — $ 1,608,291 $ (55,654) Total unrealized gains/(losses) included in changes in net assets 320,179 30,591 350,770 (1) Purchases(1) 98,981 53,797 152,778 — Sales — — — — Settlements(2) — — — 519 Ending balance - May 31, 2022 $ 2,027,451 $ 84,388 $ 2,111,839 $ (55,136) (1) Includes purchases, capital expenditures and assumptions of mortgage loans payable. (2) Includes principal payments on mortgage loans payable. TIAA-CREF Real Property Fund LP 18

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements for the years ended May 31, 2023 and 2022:

				Range (Weighted Average) as of May 31,	
Type	**Asset Class**	**Valuation Technique**	**Unobservable Inputs**	**2023**	**2022**
Real Estate Investments and Joint Ventures					
Real Estate Investments	Office	Income Approach - Discounted Cash Flow	Discount Rate	6.8% - 8.3% (7.8%)	6.3% - 8.0% (6.8%)
			Terminal Capitalization Rate	5.8% - 7.0% (6.4%)	5.3% - 7.0% (5.8%)
		Income Approach - Direct Capitalization	Overall Capitalization Rate	5.3% - 6.8% (6.0%)	4.8% - 6.5% (5.4%)
	Industrial	Income Approach - Discounted Cash Flow	Discount Rate	6.3% - 7.5% (6.6%)	5.3% - 6.8% (5.6%)
			Terminal Capitalization Rate	4.8% - 6.3% (5.3%)	3.8% - 6.0% (4.5%)
		Income Approach - Direct Capitalization	Overall Capitalization Rate	3.8% - 6.0% (4.7%)	3.3% - 5.5% (3.8%)
	Multifamily	Income Approach - Discounted Cash Flow	Discount Rate	6.0% - 6.8% (6.5%)	5.5% - 6.0% (5.9%)
			Terminal Capitalization Rate	4.4% - 5.3% (5.0%)	4.3% - 4.8% (4.6%)
		Income Approach - Direct Capitalization	Overall Capitalization Rate	4.3% - 4.8% (4.6%)	3.5% - 4.3% (3.9%)
	Retail	Income Approach - Discounted Cash Flow	Discount Rate	6.3% - 7.3% (6.6%)	6.0% - 7.0% (6.6%)
			Terminal Capitalization Rate	5.3% - 6.8% (5.7%)	4.3% - 6.0% (5.0%)
		Income Approach - Direct Capitalization	Overall Capitalization Rate	4.8% - 6.3% (5.2%)	4.0% - 5.8% (5.1%)
Mortgage Loans Payable	Multifamily	Discounted Cash Flow	Loan to Value Ratio		N/A[2]
			Mortgage Equivalency Rate		N/A[2]
		Net Present Value	Loan to Value Ratio		N/A[2]
			WACC[1] Risk Premium Multiple		N/A[2]
	Retail	Discounted Cash Flow	Loan to Value Ratio	N/A[2]	N/A[2]
			Mortgage Equivalency Rate	N/A[2]	N/A[2]
		Net Present Value	Loan to Value Ratio	N/A[2]	N/A[2]
			WACC[1] Risk Premium Multiple	N/A[2]	N/A[2]

[1] Represents Weighted Average Cost of Capital
[2] Per TIAA policy, loans are not valued when maturing within 24 months and the outstanding balance is marked to Par.

Significant changes in any of the above inputs in isolation would result in a significantly different fair value, respectively.

19

TIAA-CREF Real Property Fund LP

Note 7 - Related Party Transactions

All investors in the Fund as of May 31, 2023 and 2022 were affiliated entities of TIAA. The following table presents the percentage of units held by affiliated investors as of May 31, 2023 and 2022:

	Percentage of Units Held as of May 31,	
	2023(1)	2022(1)
Lifecycle Retirement Income Fund	1.3%	1.5%
Lifecycle 2010 Fund	1.8%	2.3%
Lifecycle 2015 Fund	3.7%	4.0%
Lifecycle 2020 Fund	8.1%	8.8%
Lifecycle 2025 Fund	12.0%	12.8%
Lifecycle 2030 Fund	13.6%	14.0%
Lifecycle 2035 Fund	14.3%	14.4%
Lifecycle 2040 Fund	17.1%	16.9%
Lifecycle 2045 Fund	11.9%	11.3%
Lifecycle 2050 Fund	9.2%	8.4%
Lifecycle 2055 Fund	4.4%	3.8%
Lifecycle 2060 Fund	1.6%	1.2%
Lifecycle 2065 Fund	0.1%	0.1%
Lifecycle Blend Retirement Income Fund	—%	—%
Lifecycle Blend 2010 Fund	—%	—%
Lifecycle Blend 2015 Fund	—%	—%
Lifecycle Blend 2020 Fund	0.1%	—%
Lifecycle Blend 2025 Fund	0.1%	0.1%
Lifecycle Blend 2030 Fund	0.1%	0.1%
Lifecycle Blend 2035 Fund	0.1%	0.1%
Lifecycle Blend 2040 Fund	0.1%	0.1%
Lifecycle Blend 2045 Fund	0.1%	0.1%
Lifecycle Blend 2050 Fund	0.1%	—%
Lifecycle Blend 2055 Fund	0.1%	—%
Lifecycle Blend 2060 Fund	0.1%	—%
Lifecycle Blend 2065 Fund	—%	—%
Total	**100.0%**	**100.0%**

(1) Investor percentages showing zero are less than a 1/10 percent.

TIAA and its affiliates contributed cash to the Fund for a total contribution of $187.9 million and $284.9 million as of the years ended May 31, 2023 and 2022, respectively.

Advisors, a related entity, is entitled to asset management fees and administrative fees as described below.

20

Note 7 - Related Party Transactions (continued) Management Fees: The Fund shall pay to Advisors an annual asset management fee, payable quarterly, equal to 0.60% of the average net assets of the Fund. Administrative Expenses: The Fund shall reimburse Advisors for administrative expenses incurred by the Fund, payable quarterly. These expenses include audit, property appraisal, REIT compliance and other expenses as necessary to operate the Fund in accordance with the partnership agreement. Administrative expenses were subject to a cap of 0.10% of the average net asset value of the Fund. Administrative expenses in excess of the cap were involuntarily waived. The waiver applied is irrevocable. The Fund incurred management fees and administration expenses totaling $12.0 million and $1.1 million, respectively, for the year ended May 31, 2023. Management fees and administrative expenses totaled $10.9 million and $0.9 million, respectively, for the year ended May 31, 2022. Administrative expenses for the years ended May 31, 2023 and 2022 were less than the cap (0.10% of average net assets) hence no waiver was applicable in either year. Note 8 - Mortgage Loans Payable At May 31, 2023 and 2022, the Fund had outstanding mortgage loans payable secured by the following properties (in thousands): Principal Amount Outstanding as of May 31, Property Annual Interest Rate(1) and Payment Frequency 2023 2022 Maturity Laurels at Jacaranda 3.03% paid monthly $ — $ 36,000 November 1, 2022 Marlton Square(2) 3.94% paid monthly 18,548 19,136 July 1, 2023 Total Principal Outstanding 18,548 55,136 Fair Value Adjustment(3) — — Total Mortgage Loans Payable at Fair Value $ 18,548 $ 55,136 (1) Interest rate is fixed. (2) The mortgage is adjusted monthly for principal payments. (3) The fair value adjustment consists of the difference between the principal amount of the outstanding debt and the fair value of the debt. The Marlton Square outstanding principal balance was paid off on June 15, 2023. TIAA-CREF Real Property Fund LP 21

TIAA-CREF Real Property Fund LP

Note 9 - Financial Highlights

Selected financial information for a unit of the Fund is presented below. Per unit data is calculated on average units outstanding.

	Year ended May 31, 2023	Year ended May 31, 2022	Year ended May 31, 2021	Year ended May 31, 2020	Year ended May 31, 2019
Per Unit Data:					
Net asset value - beginning of period	$ 13.57	$ 11.11	$ 10.86	$ 11.50	$ 10.97
Net investment income					
Rental income	0.75	0.74	0.78	0.82	0.82
Real estate property level expenses and taxes	(0.28)	(0.29)	(0.31)	(0.30)	(0.29)
Real estate income, net	0.47	0.45	0.47	0.52	0.53
Expense charges	(0.08)	(0.08)	(0.07)	(0.08)	(0.07)
Investment income, net	0.39	0.37	0.40	0.44	0.46
Net realized and unrealized gain on investments and mortgage loans payable	(1.24)	2.11	0.16	0.08	0.44
Net realized and unrealized gain on joint venture investments	0.09	0.20	—	—	—
Total gain from investment operations	(0.76)	2.68	0.56	0.52	0.90
Less distributions from:[2]					
Net investment income	(1.21)	(0.22)	(0.31)	(1.16)	(0.37)
Net increase in unit value from operations	(1.97)	2.46	0.25	(0.64)	0.53
Net asset value - end of period	11.60	13.57	11.11	10.86	11.5
Ratios and supplemental data:					
Total return	(6.25)%	24.47 %	5.25 %	4.73 %	8.31 %
Ratios to average net assets					
Expenses[3]	0.66 %	0.65 %	0.66 %	0.67 %	0.65 %
Investment income, net	3.07 %	3.12 %	3.69 %	3.94 %	4.14 %
Portfolio turnover - real estate investments[4]	— %	— %	— %	6.93 %	— %
Units outstanding at the end of the period (in thousands)	158,138	155,084	141,095	136,332	125,519
Net assets[5] at the end of the period (in thousands)	$1,834,721	$2,103,788	$ 1,567,184	$ 1,480,668	$ 1,443,381

(1) The Fund commenced operations on July 1, 2016, the date the Fund received initial capital contributions.

(2) The Fund will make allocations of distributions between net investment income, realized gains and return of capital as the Fund matures.

(3) The ratio of expenses to average net assets reflect the period to date Fund-level expenses and exclude real estate property-level expenses which are included in real estate income, net. The percentage shown is inclusive of the expense waiver on administrative expenses.

(4) Real estate investment portfolio turnover rate is calculated by dividing the lesser of purchases or sales of real estate property investments (including contributions to, or return of capital distributions received from, existing joint venture investments) by the average value of the portfolio of real estate investments held during the period.

(5) Net assets, exclusive of preferred interest. Preferred interest is excluded as it does not factor into the NAV of the Fund. Refer to Note 2 - Significant Accounting Polices - "Preferred interest" for additional information.

22

Note 10 - Partnership Units Changes in the number of partnership units outstanding were as follows (in thousands): For the years ended May 31, 2023 2022 Outstanding: Beginning of year 155,084 141,095 Units sold 14,622 23,834 Units redeemed (11,568) (9,845) End of year 158,138 155,084 Note 11 - Commitments and Contingencies Commitments: The Fund has committed a total of $6.1 million and $3.5 million for the years ended May 31, 2023 and 2022, respectively, to various tenants for tenant improvements and leasing inducements. Contingencies: In the normal course of business, the Fund may be named, from time to time, as a defendant or may be involved in various legal actions, including arbitrations, class actions and other litigation. The Fund establishes an accrual for all litigation and regulatory matters when it believes it is probably that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters. As of the date of the issuance of these consolidated financial statements, management of the Fund does not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material effect on the Fund's business, financial position, or results of operations. Note 12 - Subsequent Events The Fund has evaluated subsequent events through July 21, 2023, which is the date these consolidated financials were issued. Debt Financing Activity: The Fund paid off the loan for Marlton Square in the amount of $18.5M on June 15, 2023 including all interest to date. Distribution Activity: The Fund made an out of cycle distribution of $13.9M on June 6, 2023. TIAA-CREF Real Property Fund LP 23